Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1200

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. PURSUANT TO RULE 83

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".

October 17, 2017

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-06686

Dear Mr. Spirgel:
By letter dated September 18, 2017, the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain additional comments on the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” “Interpublic” or “we”) for the year ended December 31, 2016 filed on February 21, 2017. This letter sets forth our response to comment #2. Our response to comment #1 was submitted separately as requested by the Staff on October 10, 2017. For convenience, we have reproduced the comment below in italics and have provided our response immediately below.
Because of the confidential nature of information contained herein, this submission includes a request for confidential treatment for selected portions of this letter, as indicated by [***], with respect to the Freedom of

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 1

Mr. Larry Spirgel
United States Securities and Exchange Commission

Information Act (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). A complete version of the response letter has been separately filed with the Staff.
Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Note 12. Segment Information, page 68

1.	We note your response to comment 5. In connection with your IAN reportable segment, please provide us the following so that we may fully understand your segment aggregation policy:

•	Tell us the brand names (agency groups represented by A-J on page 9 of your response letter.
A - McCann, B - Mediabrands, C - FCB, D - MullenLowe, E - R/GA, F - Huge, G - Deutsch, H - Hill Holliday, I - Carmichael Lynch, J - Tierney
Please note that this list is accurate for 2016 and 2017. There have been a number of brand name and trademark changes, realignments and movements among the operating units within IAN over the last five years.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 2

Mr. Larry Spirgel
United States Securities and Exchange Commission

•
Quantify for us the revenues and operating margins of each of the operating segments aggregated within the IAN reportable segment during each of the last 5 years and through the most recent interim period.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #1

		2016		2015		2014
	Operating Segment	Revenue $Ms	Operating Margin	Revenue $Ms	Operating Margin	Revenue $Ms	Operating Margin
A	McCann	[***}	[***}	[***}	[***}	[***}	[***}
B	Mediabrands	[***}	[***}	[***}	[***}	[***}	[***}
C	FCB	[***}	[***}	[***}	[***}	[***}	[***}
D	MullenLowe	[***}	[***}	[***}	[***}	[***}	[***}
E	R/GA	[***}	[***}	[***}	[***}	[***}	[***}
F	Huge	[***}	[***}	[***}	[***}	[***}	[***}
G	Deutsch	[***}	[***}	[***}	[***}	[***}	[***}
H	Hill Holliday	[***}	[***}	[***}	[***}	[***}	[***}
I	Carmichael Lynch	[***}	[***}	[***}	[***}	[***}	[***}
J	Tierney	[***}	[***}	[***}	[***}	[***}	[***}

	2013		2012		Six Months Ended June 30, 2017
Operating Segment	Revenue $Ms	Operating Margin	Revenue $Ms	Operating Margin	Revenue $Ms	Operating Margin
McCann	[***}	[***}	[***}	[***}	[***}	[***}
Mediabrands	[***}	[***}	[***}	[***}	[***}	[***}
FCB	[***}	[***}	[***}	[***}	[***}	[***}
MullenLowe	[***}	[***}	[***}	[***}	[***}	[***}
R/GA	[***}	[***}	[***}	[***}	[***}	[***}
Huge	[***}	[***}	[***}	[***}	[***}	[***}
Deutsch	[***}	[***}	[***}	[***}	[***}	[***}
Hill Holliday	[***}	[***}	[***}	[***}	[***}	[***}
Carmichael Lynch	[***}	[***}	[***}	[***}	[***}	[***}
Tierney	[***}	[***}	[***}	[***}	[***}	[***}
Note: Operating Margin in the table above excludes the impact of acquisition related expenses and certain non-recurring income and expense items.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 3

Mr. Larry Spirgel
United States Securities and Exchange Commission

The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
We respectfully note for the Staff when reviewing the interim results of our operating segments for the six months ended June 30, 2017, that, as disclosed in our periodic reports, due to the nature of our business, our operating income is heavily weighted to the second half of the year, specifically the fourth quarter.
The margins of each operating segment are highly dependent on long-term significant client assignments. Within an operating segment, winning a material client/assignment can positively impact operating margin for a number of years. Conversely, the loss of a material client/assignment will have a negative impact on an operating segment’s margins which can take a number of years to normalize. This is a consequence of the loss of revenue and profit, severance expense related to the necessary right-sizing and the need to reduce excess occupancy costs, which requires a period of time.
Over the five years provided, each operating segment within IAN has experienced the impact of both large client wins and losses, including some assignments that moved between our operating segments. This is due to the fact that the business environment in which we operate has experienced unprecedented change, driven by the rise of complex and widely influential digital and social consumer ecosystems, which interact with more traditional media to impact consumer brand perception and behavior. Marketers are partnering with advertising and marketing agencies for a broad range of innovative marketing services to meet the demands of this new environment. Accordingly, our operating segments have undergone rapid evolution, developing new skills, products and services, which have enabled us to stay highly relevant and competitive in this contemporary marketing and media world.
Across our portfolio, some of our operating segments have had more success than others, thus far, in adapting and retaining clients amid transformation, while also continuing to win new assignments. Mediabrands is one such segment. Others had not seen a similar level of success and, as a consequence, our management has taken action to realign them and/or make necessary management changes within the last five years.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 4

Mr. Larry Spirgel
United States Securities and Exchange Commission

•	Tell us the primary service offering of each of the operating segments within IAN.
All of our operating units aggregated in the IAN segment offer the same types of services. Each is an integrated multi-service organization. All large advertising holding companies maintain separate brands and operate in a similar manner. The primary reason for maintaining separate operating units is to prevent client conflicts and enable the Company to provide services to more than one significant client in the same industry. Distinct operating units provide total separation between the assignments of large clients. Often times, operating margin is a result of a customer’s needs, budget constraints and management actions. Many operating segments often compete for the same business. For instance, if a customer were to move their business from FCB to McCann, there would likely not be a fundamental change in the associated operating margin related to that customer relationship. Operating units may have differing levels of capability related to a particular service offering but each offers the full spectrum of advertising, marketing and media services.
Refer to the following for the primary service offering for each of the operating segments within IAN:

Operating Segment	Creative	Production	Media	Digital	Advertising
McCann	✓	✓	✓	✓	✓
Mediabrands	✓	✓	✓	✓	✓
FCB	✓	✓	✓	✓	✓
MullenLowe	✓	✓	✓	✓	✓
R/GA	✓	✓	✓	✓	✓
Huge	✓	✓	✓	✓	✓
Deutsch	✓	✓	✓	✓	✓
Hill Holliday	✓	✓	✓	✓	✓
Carmichael Lynch	✓	✓	✓	✓	✓
Tierney	✓	✓	✓	✓	✓

•	Explain to us your basis for assigning agencies to each operating segment.
Agencies are included in the operating segment by which they were acquired or in which they are currently managed. Our Global Networks have each acquired various agencies and have integrated them into their

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 5

Mr. Larry Spirgel
United States Securities and Exchange Commission

network. These acquisitions, unless subsequently transferred to another operating segment, are reported and managed within the respective acquiring operating segment.
Acquisitions may be made to augment or commence service offerings in a given market, to obtain new clients or avoid client conflicts, or to better service multinational clients across their markets. The Company continually reviews its agency portfolio, and, from time to time, may recombine its agencies or networks, and transfer an agency to the management of a new or different Global Network to improve the operating performance of that network or address other needs. For example, in 2015 we merged our independent domestic Mullen agency with our global network Lowe and Partners to form the MullenLowe Group.

•	Explain to us your consideration of the differences in domestic and international customers
In general, location is the only distinctive difference between domestic customers and international customers. They are provided the same suite of services (creative, production, media, digital, etc.), though there may be variation in a given market’s population demographics and requirements or practices.
All of the Company’s operating segments service both domestic and international customers. Generally, the contractual terms of our multi-national clients are governed by a Master Service Agreement (MSA), which has common definitions, terms and conditions, including legal and IP related matters. MSAs may also have local addendums that have slightly modified terms or rates which may vary based on local practices.
Additionally, many domestic agencies, including domestic agencies of the Global Networks, compete for and service global business and clients. No geographical restrictions are placed on any domestic agencies.

•	Explain the differences in domestic and international regulatory environments.
There is not a clear general distinction between U.S. as opposed to non-U.S. regulatory regimes covering the service offerings of the Company and its agencies. Given that the Company operates worldwide in more than 100 international markets and in all U.S. states, there is no single international regulatory environment against which to compare that to in the United States. Company compliance policies are determined at Corporate and are monitored and managed centrally from Corporate for all operating segments across all regions and are universally applied.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 6

Mr. Larry Spirgel
United States Securities and Exchange Commission

With respect to the Company’s various service offerings, the applicable laws and regulations in any given jurisdiction can include restrictions on the form and content of advertising and other marketing activities, for example specific content rules or prohibitions with respect to certain products and services, restrictions on media scheduling and placement, general truth-in-advertising laws and regulations and labeling or warning requirements with respect to certain products or marketing directed to certain groups, such as children. The regulatory regimes governing marketing activities can vary not just between U.S. as compared to non-U.S. jurisdictions, but often from one domestic jurisdiction to another, and from one international jurisdiction to another. The specific marketing regulations we may face in a given market do not as a general matter significantly impact the Company’s overall service offerings or the nature in which these services are provided.
There are certain legal and regulatory regimes where the differences between U.S. and non-U.S. practice can be more pronounced. Two such areas are the laws and regulations governing employment practices and those covering privacy and data protection. In many jurisdictions, for example in certain nations in Western Europe and Latin America, the rules on employment and labor practices are significantly more stringent than is typical in most U.S. jurisdictions, and place more limitations on the ability of employers to manage workforces freely. Likewise, the legal regimes covering individuals’ privacy rights, collection and use of personal information, data transfers and online tracking technologies, in particular in the European Union, tend to be more stringent than comparable U.S. regimes. In other areas, there may be geographic differences in the impact of implementation of globally applicable laws. For example, certain anticorruption laws, such as the U.S. Foreign Corrupt Practices Act (FCPA), have supranational reach. The cost of compliance with such laws, however, including the implementation of applicable policies, training and practices, can be higher in international jurisdictions with histories of higher corruption risks.

•	With respect to each of your Global Networks, tell us the percentage of revenue that is contributed by domestic only agencies.
Please refer to the table below for each Global Networks’ percentage of domestic revenue. Historically, the percentage of domestic revenue has fluctuated primarily due to changes in exchange rates impacting the international revenue of each Global Network.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 7

Mr. Larry Spirgel
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #2

Operating Segment	2016 Domestic Revenue
McCann	[***]
Mediabrands	[***]
FCB	[***]
MullenLowe	[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #2 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
The preceding table includes allocations to derive U.S. revenue from multi-national clients.

•	Tell us why the primarily domestic Integrated Agencies tend to have slightly higher margins than Global Networks.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #3
Large year to year fluctuations in operating margin are due to key client wins and losses. However, due to the Company’s large presence in the domestic market, agencies are able to benefit from sharing of resources such as shared services and corporate purchasing services. The domestic region has the largest and most advanced shared service center which was the first to be put in operation. This has led to marginally higher operating margins for domestic Integrated Agencies in the short term. We are currently in the process of building shared service centers across several of our international markets and increasing the number of agencies serviced, which will benefit international margins over time, similar to the impact it had on our domestic agencies. In the last five years, 12 international shared services centers have been put into operation. Operating margins for IAN’s domestic Integrated Agencies as compared to the operating segments with international operations have and will continue to converge. For example, 2016 operating margin on a weighted basis was [***] for domestic Integrated Agencies and [***] for operating segments with international operations, with further convergence expected for the reasons described above.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #3 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 8

Mr. Larry Spirgel
United States Securities and Exchange Commission

•
Tell us why you expect convergence of the operating margins of the various operating segments within IAN over time. Explain what must transpire in order for there to be convergence and the timing of when this will occur.

The Company has provided long-term margin improvement targets to investors, focused on attaining, over time, a consolidated reported operating margin that we have viewed as competitive within our primary peer group of approximately 13%. As depicted in the above chart, the Company has made very significant progress toward its objective, which is a result of improved operating margins across our IAN operating units (both domestically and internationally). The Company has broadly instilled greater operating disciplines, controls, systems and accountabilities across our units, and has taken various actions ranging from the restructuring of agencies (e.g. combination of Mullen and Lowe), the divestitures of lower margin businesses in non-key markets or non-core businesses and the consolidation of our back office operations into shared service centers. Over the past few years, certain of the Company’s primarily domestic operating segments have expanded into international markets. While these new offices have been successful on a strategic basis, their aggregate margins can be suppressed as they scale their operations internationally. These continued actions should allow the operating units within IAN to converge margins within the next few years assuming current global economic conditions continue. Further, management continues to focus on realizing opportunities for more efficient operations in our agencies, notably in the areas of base payroll and temporary labor, real estate, shared services and information technology. Senior management teams throughout our units are incentivized under our annual and long-term programs to drive margin expansion against customized targets.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 9

Mr. Larry Spirgel
United States Securities and Exchange Commission

As previously discussed in the Company’s disclosures, the advertising industry is shifting from chiefly traditional disciplines to include an expansive set of digital and social marketing disciplines. This change is evident in the comprehensive services and skill sets utilized across all of our units. These evolving capabilities are expected to drive further margin convergence across our operating segments.
There is no structural reason why any operating unit within IAN should not be able to achieve a similar level of operating performance. All but our highest-margin segments are committed to a multi-year plan to continue to improve operating margins. Segment plans include greater occupancy efficiency, increased utilization of shared service offerings, divesting unprofitable agencies and offices, and improving employee productivity. Over the next few years, as our operating segments execute on their plans, we expect their operating margins to converge within an even tighter range and toward benchmark norms continuing the trend of the last five years.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 10

Mr. Larry Spirgel
United States Securities and Exchange Commission

* * *
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 11